Rec'd 9/22

06050614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
SEP 2 2 2006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCORE Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Commerce St., Suite 1448
(No. and Street)

Ft. Worth	Texas	76102-4140
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 2 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann L. Crenshaw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCORE Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOLIE ERWIN
Notary Public, State of Texas
My Comm. Expires July 29, 2008

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SCORE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

To the Stockholder
SCORE Securities, Inc.

We have audited the accompanying statement of financial condition of SCORE Securities, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCORE Securities, Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
February 8, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SCORE SECURITIES, INC.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$ 78,611
Receivable from broker-dealers and clearing organizations	99,655
Secured demand notes – cash collateral	460,000
Property and equipment, at cost, net of accumulated depreciation of $111,700	12,591
Other assets	670
Federal income taxes receivable	3,555
	$ 655,082

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 98,780
Accrued interest payable – related party	39,001
Payable to broker/dealer	1,183
	138,964
Subordinated borrowings – related party	460,000
Stockholder's equity	
Common stock, 10,000 shares authorized with $1 par value, 1,000 shares issued and outstanding	1,000
Additional paid in capital	212,425
Retained earnings (deficit)	(157,307)
Total stockholder's equity	56,118
	$ 655,082

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Advisory fees	$ 134,000
Securities commissions	220,253
Miscellaneous income	4,248
	358,501
Expenses	
Commissions and clearance paid to all other brokers	165,265
Compensation and benefits	170,053
Communications	40,906
Occupancy and equipment costs	81,669
Promotional costs	10,631
Regulatory fees and expenses	7,514
Interest expense	64,201
Other expenses	127,503
	667,742
Income (loss) before income taxes	(309,241)
Provision (benefit) for federal income taxes	(3,555)
Provision for state income taxes	59
Net income (loss)	$ (305,745)

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2004	$ 1,000	$ 112,425	$ 148,438	$ 261,863
Capital contribution		100,000		100,000
Net income (loss)			(305,745)	(305,745)
Balances at December 31, 2005	$ 1,000	$ 212,425	$(157,307)	$ 56,118

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2005

Balance at December 31, 2004	$ 600,000
Increases	-0-
Decreases	140,000
Balance at December 31, 2005	$ 460,000

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net income (loss)	$ (305,745)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	4,287
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	8,334
Decrease in other assets	1,118
Increase in federal income taxes receivable	(3,555)
Increase in accounts payable and accrued expenses	90,363
Decrease in federal income taxes payable	(1,730)
Decrease in state income taxes payable	(647)
Decrease in payroll tax payable	(10,946)
Increase in accrued interest payable	28,968
Decrease in payable to broker/dealer	(6,003)
Net cash provided (used) by operating activities	(195,556)
Cash flows from investing activities:	
Purchases of property and equipment	(6,279)
Net cash provided (used) by investing activities	(6,279)
Cash flows from financing activities:	
Capital contribution	100,000
Net cash provided (used) by financing activities	100,000
Net decrease in cash	(101,835)
Cash at beginning of year	180,446
Cash at end of year	$ 78,611

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
Statement of Cash Flows, continued
For the Year Ended December 31, 2005

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:	
Interest	$ 25,200
Income taxes	$ -0-

Noncash Financing Activity

Retirement of secured demand note under secured demand note collateral agreements	$(140,000)

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
Notes to Financial Statements
December 31, 2005

Note 1 - Summary of Significant Accounting Policies

SCORE Securities, Inc. ("Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas Corporation. The Company's customers are located throughout the United States.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Advertising costs are expensed as incurred. Total advertising costs for the year ended December 31, 2005 were $1,571 and are included in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment are stated at cost. Depreciation is computed using a straight-line basis over the estimated useful lives of the assets.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes may differ from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined

Note 2 - Net Capital Requirements, continued

under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of approximately $494,302 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .28 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

The classes of property and equipment are as follows:

Computer equipment	$ 44,756
Computer software	46,261
Equipment and furniture	33,274
	124,291
Accumulated depreciation	(111,700)
	$ 12,591

Depreciation expense for the year ended December 31, 2005 was $4,287 and is shown in occupancy and equipment costs.

Note5 - Defined Benefit Pension Plan

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and an employee's average monthly compensation. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The following tables provide further information about the plans:

Note5 - Defined Benefit Pension Plan, continued

	Pension Benefits
Fair value of plan assets at December 31, 2005	$ 358,549
Benefit obligation at December 31, 2005	611,143
Funded status	$ (252,594)
Prepaid (accrued) benefit cost recognized in the balance sheet	$ (31,574)
Weighted-average assumption as of December 31:	
Discount rate	7%
Expected return on plan assets	7%
Rate of compensation increase	0%
Benefit cost	$ 31,883
Employer contributions	31,574
Internal plan interest credit	309
Plan participants' contributions	-0-
Benefits paid	-0-

Note 6 - Federal Income Taxes

The Company at December 31, 2005, had a net operating loss of approximately $270,241, of which $23,701 will be carried back to receive refunds of prior taxes paid and $246,540 will be carried forward to offset future taxable income. This net operating loss carryforward will expire as follows:

Year Ended December 31,	
2025	$ 246,540

The tax benefit from the net operating loss carryforward of $72,000 has not been reported in these financial statements because the Company believes it is likely that the carryforward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Note 7 - Subordinated Borrowings – Related Party

Borrowings under subordination agreements at December 31, 2005 from the sole shareholder are as follows:

Liabilities pursuant to secured demand note collateral agreements - 12%, due March 12, 2007 fully collateralized by cash	$ 60,000
Liabilities pursuant to secured demand note collateral agreements – 12%, due May 11, 2007 fully collateralized by cash	100,000
Liabilities pursuant to secured demand note collateral agreements – 12%, due July 12, 2007 fully collateralized by cash	100,000
Liabilities pursuant to secured demand note collateral agreements – 12%, due September 12, 2007 fully collateralized by cash	100,000
Liabilities pursuant to secured demand note collateral agreements – 12%, due November 12, 2007 fully collateralized by cash	100,000
	$ 460,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense for subordinated borrowings was $64,201 at December 31, 2005.

Note 8 - Related Party Transactions

The Company receives advisory fees from an affiliate. The Company received $134,000 in advisory fees during the year ended December 31, 2005.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2005

Schedule I

SCORE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 56,118
Add:		
Other deductions or allowable credits		
Subordinated borrowing		460,000
Total capital and allowable subordinated liabilities		516,118
Deductions and/or charges		
Non-allowable assets		
Fidelity bond adjustment	$ 5,000	
Property and equipment	12,591	
Other assets	670	
Receivable – federal income taxes	3,555	(21,816)
Net capital before haircuts on securities positions		494,302
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Non marketable securities		-0-
Net capital		$ 494,302

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 98,780
Accrued interest payable – related party	39,001
Payable to broker/dealer	1,183
Total aggregate indebtedness	$ 138,964

Schedule I (continued)

SCORE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 9,269
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 444,302
Excess net capital at 1000%	$ 480,406
Ratio: Aggregate indebtedness to net capital	.28 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited Focus IIA	$ 534,302
Difference	
Decrease in subordinated borrowings	(40,000)
Net capital per audited report	$ 494,302

Schedule II

SCORE SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms: Capital Institutional Services, Inc.
Merrill, Lynch, Pierce, Fenner & Smith

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2005

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
SCORE Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of SCORE Securities, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 8, 2006